AGEAGLE AERIAL SYSTEMS INC.

8201 E. 34th Street N, Suite 1307

Wichita, Kansas 67226

September 18, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: AgEagle Aerial Systems Inc. (the “Company”) Registration Statement on Form S-3 (File No. 333-290164) (the “Registration Statement”)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the Company’s above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 p.m. ET on September 22, 2025, or as soon thereafter as is practicable.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Justin Santarosa of Duane Morris LLP, by telephone at (213) 689-7466 or by email at jsantarosa@duanemorris.com. The Company hereby authorizes Mr. Santarosa to orally modify or withdraw this request for acceleration.

Very truly yours,

AGEAGLE AERIAL SYSTEMS INC.

By:	/s/ Alison Burgett
Name:	Alison Burgett
Title:	Chief Financial Officer